Exhibit 99.1

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014

Ad hoc: Evotec announces preliminary nine-months 2026 results above market expectations, reaffirming full-year 2026 guidance

Hamburg, Germany – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced preliminary unaudited financial results for first nine months of 2026. Full financial results for the third quarter and the first nine months of 2026 will be published on November 5, 2026, as scheduled.

Based on preliminary figures, Evotec expects Group revenues for the first nine months of 2026 of approximately €465.0 million and adjusted Group EBITDA of approximately -€42.8 million. These figures are above current market expectations, with the variance driven largely by the phasing of consensus estimates.

Evotec reaffirms its full-year 2026 guidance, which projects Group revenues of approximately €570 to €610 million (€595 to €635 million at CER) and adjusted Group EBITDA of approximately -€70 to -€105 million (-€60 to -€90 million at CER).

– End of the ad hoc release –

Contact: Dr. Sarah Fakih, EVP Head of Global Communications and Investor Relations, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49 (0) 151 7068 8784 (m), sarah.fakih@evotec.com